Exhibit 99.22

* NOT FOR DISSEMINATION IN THE UNITED STATE

OR FOR RELEASE TO U.S. NEWSWIRE SERVICES *

PRESS RELEASE

Tuesday, April 10, 2007

Inter-Citic Announces Private Placement Financing

TORONTO, April 10, 2007 – Inter-Citic Minerals Inc. (ICI–TSX) President and CEO James Moore today announced that it has entered into a letter agreement pursuant to which a syndicate co-led by Pacific International Securities Inc. and Wellington West Capital Markets Inc. will act as agents (the “Agents”) for a commercially reasonable efforts private placement by the Company.

Proceeds from the private placement will be used to help finance further exploration of the Company’s interests in its Dachang gold property in China and for general working capital purposes.

The private placement will consist of up to 4,286,000 units of the Company (the “Units”) issued at price of $1.40 per Unit for gross proceeds of up to $6,000,400. In addition, the agents have the option to increase the offering size by up to an additional 1,429,000 Units. If this option is exercised in full, the total gross proceeds to the Company from the offering would be $8,001,000 (the “Offering”). Each Unit shall consist of one common share and one half of one transferable common share purchase warrant (each whole such purchase warrant, a “Warrant”). Each Warrant shall be exercisable into one additional common share of the Company for eighteen months from the closing date (“Closing Date”) at an exercise price of $1.95 for the first twelve months and at $2.25 for the final six months.

In consideration for their services, the Agents will receive a commission equal to 6% of the gross proceeds from the Offering, and may elect to receive the fee in cash or, in whole or in part, in units of the Company on the same terms as the Units of the Offering. In addition the Agents, will receive on the closing of the Offering, compensation options (the “Compensation Options”) equal to 6% of the aggregate number of Units sold under the Offering. Each Compensation Option will entitle the Agents to purchase one common share at the price of $1.50 per common share, and may be exercised at any time for a period of twelve months following the Closing Date.

The securities (and all underlying securities) will be subject to a four-month hold period under applicable law. The transaction is subject to certain conditions, including (but not limited to) the receipt of all necessary regulatory and stock exchange approvals.

ABOUT INTER-CITIC

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

VP Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072

www.inter-citic.com

invest@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.